October 9, 2012

VIA EDGAR

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Intelligent Communication Enterprise Corporation
Form 10-K for the Year ended December 31, 2011
Filed on April 16, 2012
Form 10-Q for the quarter ended June 30, 2012
Filed on August 14, 2012
File No. 000-10822

Dear Mr. Spirgel:

On September 11, 2012, in response to your comment letter dated August 28, 2012, Intelligent Communication Enterprise Corporation (the “Company”) wrote a letter telling you that: “The Company is continuing to work to compile the required information and it expects that by Friday, October 12, 2012, it will file the required 8-K with the audited financial statements, interim financial statements, and pro forma financial information.”  While the audited financial statements are nearly completed, the Company now believes that it will be unable to file the required 8-K by October 12, 2012, and expects that it will be able to make the required filing on or before Friday, October 26, 2012.

____________________________

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Intelligent Communication Enterprise Corporation

/s/ Victor Jeffery
Victor Jeffery
CEO

75 High Street, Singapore  179435
Telephone +65 6595-6637